                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002


                 Taiwan Semiconductor Manufacturing Company Ltd.

                 (Translation of Registrant's Name into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    V                         Form 40-F ______
               -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ______                             No    V
                                               -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

   TSMC Board of Directors Approves Subscription of New Shares to be Issued by
                Vanguard International Semiconductor Corporation

     Science-Based Industrial Park, Hsin-Chu, Taiwan, November 5, 2002 - Taiwan Semiconductor Manufacturing Company Ltd. (" TSMC" or " the Company") (TAIEX:
2330, NYSE: TSM) today held a meeting of the Board of Directors, at which the directors approved a subscription of new shares to be issued by Vanguard International Semiconductor Corporation ("VIS").

     TSMC Spokesperson Mr. Harvey Chang noted that the Board of Directors approved the subscription of 121,337,206 new shares to be issued in 2002 by VIS, a TSMC affiliate, at a price not exceeding NT$10 per share. In addition, the Board of Directors approved an investment in Global Unichip Corporation to further strengthen TSMC's portfolio of design services in support of system-on-chip (SoC) design, in order to increase both TSMC and its customers' competitiveness.

                                   #    #    #

TSMC Spokesperson:
-----------------
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext. 2075

For further information, please contact:
---------------------------------------
Mr. J.H. Tzeng                   Mr. Jesse Chou                    Ms. Shan-Shan Guo
PR Department Manager, TSMC      Public Affairs Manager, TSMC      PR Manager, TSMC
Tel: 886-3-567-3338              Tel: 886-3-5673347 (O)            Tel: 886-3-5673345(O)
     886-928-882-607(Mobile)          886-932-113-258(Mobile)           886-939-059-246(Mobile)
Fax: 886-3-567-0121              Fax: 03-5670121                   Fax: 03-5670121
E-mail: jhtzeng@tsmc.com.tw      E-Mail: jhchoua@tsmc.com.tw       Email: ssguo@tsmc.com.tw
        -------------------              -------------------              -----------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      Taiwan Semiconductor Manufacturing Company
                                      Ltd.



Date: November 5, 2002                By /s/ Harvey Chang
                                         -----------------
                                      Harvey Chang
                                      Senior Vice President & Chief Financial
                                      Officer